Michael E. Tenta (650) 843-5636 mtenta@cooley.com	VIA EDGAR

January 16, 2015

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Ivan Griswold

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ruckus Wireless, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-35734

Ladies and Gentlemen:

On behalf of Ruckus Wireless, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated January 7, 2015, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013.

Please be advised that the Company currently expects that it will provide its response to the Staff’s comment letter on or before January 23, 2015 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Seamus Hennessy, Chief Financial Officer, Ruckus Wireless, Inc.

Scott Maples, General Counsel, Ruckus Wireless, Inc.

Eric C. Jensen, Cooley LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM